Mail Stop 4561

March 3, 2009

Alan Trefler
Chief Executive Officer
Pegasystems Inc.
101 Main Street
Cambridge, MA 02142-1590

>   **Re: Pegasystems Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2007**
>   **Filed March 10, 2008**
>   **File no. 001-11859**

Dear Mr. Trefler:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Mark Kronforst
Accounting Branch Chief